SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                   ___________________

                     SCHEDULE 13D
                     (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
    1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (AMENDMENT NO. 2)/1/


                   CECIL BANCORP, INC.
     --------------------------------------------------
                     (Name of Issuer)


          Common Stock, par value $0.01 per share
      ------------------------------------------------------
              (Title of Class of Securities)


                       149841 10 8
                  -----------------------
                     (CUSIP Number)


                      Matthew G. Bathon
                     146 East Main Street
                      Elkton, Maryland  21921
                       (410) 398-1700
     -------------------------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                       September 29, 2000
  ------------------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                  (Continued on following pages)

                         (Page 1 of 5 pages)
____________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  149841 10 8                        Page 2 of 5 Pages

1.  Names of reporting person    Matthew G. Bathon

    I.R.S. Identification Nos. of above persons (entities only)


2.  Check the appropriate box if a member of a group*
        (a)  [   ]
        (b)  [   ]


3.  SEC use only


4.  Sources of funds* PF


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  USA


Number of        7.    Sole Voting Power:         57,731
Shares
Beneficially     8.    Shared Voting Power:            0
Owned By
Each             9.    Sole Dispositive Power:    57,731
Reporting
Person With     10.    Shared Dispositive Power:       0


11. Aggregate amount beneficially owned by each reporting
    person:   57,731


12. Check box if the aggregate amount in Row (11) excludes certain shares* [ ]


13. Percent of class represented by amount in Row (11)
    9.32% of 619,184 shares of common stock outstanding as of June 30, 2000 (assuming exercise of stock options for 192 shares of Common Stock exercisable within 60 days of September 29,
    2000).


14. Type of reporting person*  IN

CUSIP No.  149841 10 8        13D             Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.
------   --------------------

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cecil Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 127 North Street, Elkton, Maryland 21921-5547.

ITEM 2.   IDENTITY AND BACKGROUND.
------    ------------------------

     This Schedule 13D is filed by Matthew G. Bathon, who is an individual and Maryland resident. Mr. Bathon's address is 146 East Main Street, Elkton, Maryland 21921.

     Mr. Bathon is an attorney at Bathon & Bathon, P.A., a law firm located in Elkton, Maryland. The principal business address of Bathon & Bathon, P.A. is 146 East Main Street, Elkton, Maryland 21921.

     During the last five years, Mr. Bathon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree, or final order was not subsequently vacated.

     Mr. Bathon is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------    --------------------------------------------------

     Mr. Bathon has acquired the shares of the Company which he owns through various sources of working capital.

ITEM 4.   PURPOSE OF TRANSACTION.
------    -----------------------

     All shares of Common Stock reported herein as beneficially owned by Mr. Bathon were acquired for investment purposes. Subject to any restrictions which may be imposed on Mr. Bathon as a director of the Issuer, as referenced in the next paragraph, Mr. Bathon may from time to time (depending on general economic conditions, the market prices for the Common Stock, receipt of any necessary regulatory approvals and other factors) purchase additional shares of Common
Stock through open-market purchases, privately negotiated transactions or otherwise, and may also dispose of shares of Common Stock.

     Mr. Bathon is filing this Amendment No. 2 to Schedule 13D pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended, as a result of his position as a Director, sitting

CUSIP No.  149841 10 8        13D             Page 4 of 5 Pages

on the Board of Directors of the Company, and is further filing this Amendment No. 2 because his beneficial ownership of shares of Common Stock increased by more than 1%. As a member of the Board of Directors, an inference could be made that Mr. Bathon could influence control of the Company in his capacity as a director.

     Other than as indicated above, Mr. Bathon does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
------    ---------------------------------

     (a) Mr. Bathon may be deemed to beneficially own an aggregate of 57,731 shares of Common Stock or 9.32% of the shares of Common Stock outstanding on June 30, 2000, as calculated by the Issuer, assuming the exercise of stock options for 192 shares of Common Stock.

     (b) Mr. Bathon has sole power to vote or to direct the vote of and has sole power to dispose or to direct the disposition of 57,731 shares.

     (c) During the past 60 days, Mr. Bathon has engaged in the following transactions in the Company's securities:

                                                                              Total
                                                Number        Price         Consideration
Purchase Date         Purchaser                Of Shares     Per Share         Paid
-----------------     ------------             ---------    -----------    --------------
9/29/00              Matthew G. Bathon          6,500       $ 18.25           $ 118,625
8/14/00              Matthew G. Bathon          2,900       $ 17.75           $  51,475


     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No.  149841 10 8        13D             Page 5 of 5 Pages


ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS
-------   ------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Bathon and any other person or persons with the respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
------    ----------------------------------

     Not applicable.

                       SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  October 5, 2000                  /s/ Matthew G. Bathon
                                         ------------------------------
                                         Matthew G. Bathon